UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 07, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED SEES GAINS IN FTSE/JSE RESPONSIBLE INVESTMENT INDEX POSITION**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

7 August 2018

NEWS RELEASE

AngloGold Ashanti Sees Gains in FTSE/JSE Responsible Investment Index Position

(JOHANNESBURG) -- AngloGold Ashanti is pleased to advise that it has been ranked amongst the top performers in the FTSE/JSE Responsible Investment Index Series (the "Index Series") for 2018, improving its score by 31% since the last ranking.

The Index Series, which has replaced the JSE's Socially Responsible Investment Index, offers an objective methodology to promote greater transparency by companies with respect to their environmental, social and governance (ESG) performance. This allows investors to better integrate ESG considerations into their own investment decisions, assisting in ensuring that their portfolio holdings comply with best practise in each area.

AngloGold Ashanti scored an overall rating of 4.2, compared to the 3.2 achieved last year, out of a maximum achievable score of 5. This was significantly above the average of 3 for the gold-mining sector, and the 2.5 for the basic materials' sector as a whole. The Company scored 4.2 for its environmental performance, 4 for its social performance, and 4.6 for governance*.*

"Mining is by its very nature an invasive activity, so it's crucial to devote significant time, energy and resources to improving our performance with respect to each of the key ESG areas," said AngloGold Ashanti's CEO Srinivasan Venkatakrishnan. *"While our ranking in the Index Series is an important milestone, we realise there remains much for us to do on this journey, and we remain committed to doing our utmost not only for the sustainability of our business, but for the countries, communities and environments in which we operate."*

The Company achieved a perfect score of 5 in some key areas, notably its performance on biodiversity, climate change, water use, human rights & community, anti-corruption and corporate governance. At 3.5%, AngloGold Ashanti has the fifth-largest weighting in the 32-member index, which includes a range of companies from banks and healthcare groups, to retailers and telecommunication providers.

AngloGold Ashanti continues to strive toward creating a sustainable gold mining business, characterised by safe work practises that promote the interests of all stakeholders including the communities and countries in which we operate. Particular focus continues to be placed on ensuring that we have the commitment and expertise to continue improving the performance of the Company in the fields of environmental stewardship, human rights, economic development, and health and safety.

The Index Series measures the performance of companies across the globe against best practice ESG practices and performance metrics. Companies eligible for the FTSE/JSE Responsible Investment Index Series are those that are constituents of the FTSE/JSE Shareholder Weighted All Share Index and are also listed in the FTSE All World Index.

 FTSE All World Index

Ends

Johannesburg

<u>**CONTACTS**</u>

<u>**Media**</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 07, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance